Exhibit II

Nordic Investment Bank

Schedule of External Floating Indebtedness as of December 31, 2023

Currency	Amounts outstanding at December 31, 2023 in currency of borrowing	Amounts outstanding at December 31, 2023 in EUR
EUR	487,234,071.94	487,234,071.94
NOK	4,249,971.82	378,162.85

		487,612,234.79